UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 0-8084

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Financial Statements and Supplemental Schedule
To Accompany 2005 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
December 31, 2005 and 2004

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Index
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Savings Plan of the Connecticut Water Company
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of the Connecticut Water Company (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 21, 2006

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value
Mutual funds	$8,252,123	$7,063,667
Connecticut Water Service, Inc. common stock	1,034,130	922,355
Collective investment trust	1,091,357	967,868
Participant loan accounts	263,545	288,464
Cash and cash equivalents	70,741	70,168

Total investments	10,711,896	9,312,522

Receivables
Employee contributions	24,448	23,932
Employer contributions	58,747	56,888
Due from brokers	—	35,000

Total assets	10,795,091	9,428,342

Liabilities
Due to brokers	—	(43,959)

Net assets available for benefits	$10,795,091	$9,384,383

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Interest	$14,716	$23,274
Dividends	291,959	119,017
Net appreciation in fair value of investments	371,221	623,816
Employee contributions (including rollover contributions)	773,826	838,521
Employer contributions	221,524	223,682

Total additions	1,673,246	1,828,310

Deductions
Distributions to participants	257,436	196,750
Administrative expenses	5,102	2,320

Total deductions	262,538	199,070

Net increase	1,410,708	1,629,240
Net assets available for benefits, beginning of year	9,384,383	7,755,143

Net assets available for benefits, end of year	$10,795,091	$9,384,383

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

1.	Description of the Plan

The following description of the Savings Plan (the “Plan”) of the Connecticut Water Company (the “Company”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc. The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date. The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan. Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

Riggs Bank was Trustee from June 1, 2002 through September 9, 2004 and Wachovia Bank become Trustee starting September 10, 2004. WYSTAR Global Retirement Solutions, a subsidiary of Wachovia Bank, is the Plan’s recordkeeper.

The Plan includes the following provisions, as described below:
(a)	The Company match is 50% of each participant’s employee salary contribution not to exceed 4% of compensation.

(b)	The Plan includes a profit-sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives. Profit-sharing contributions have additional requirements and restrictions. Contributions of approximately $53,000 and $51,000 were made for Plan years 2005 and 2004, respectively.

(c)	Deferrals are made on a pre-tax basis of between 1% and 15% maximum of salary for all employees.

(d)	New employees are eligible to enroll in the Plan after six months and at least 1,000 hours worked. Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(e)	Participants are eligible to receive Company matching contributions upon plan enrollment.
Once eligible, employees can elect to enter into a written salary deferral agreement. Participant loans and hardship withdrawals are permitted. Changes in deferrals are allowed quarterly.

Participants may borrow at least $1,000 and the lesser of $50,000 or 50% of the vested amount of their accounts, excluding their interest in Connecticut Water Service, Inc. common stock, at a rate of interest of prime rate plus 1.0%. Loans must be repaid within five years, or before attaining age 65, whichever is shorter. Loans to purchase a principal residence may be repaid within fifteen years.

A participant is fully vested at all times in the accrued balance of his or her account.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

On a daily basis, the Trustee determines the total net earnings of each investment fund and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in the investment fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Party-in-Interest Transactions
Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in Connecticut Water Service, Inc. common stock are considered party-in-interest transactions.

Administrative Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the plan administrator directs the Trustee to pay these expenses utilizing plan assets. During 2005 and 2004, other administrative expenses of $5,102 and $2,320, respectively, were paid out of plan assets.

Valuation of Investments
The investments in the accompanying statements of net assets available for plan benefits are stated at fair value. Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices. The Plan participates in certain collective investment trusts. Investment units for these trusts are valued at the contract value of the underlying assets, which approximates fair value. Mutual funds are reported at net asset value.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, collective investment trusts, and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the accompanying financial statements and supplemental schedules.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Payments of Benefits
Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant’s life expectancy, or paid out commencing at age 70-1/2. Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary. A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to participants under other circumstances are made in the form of lump-sum payments.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing and matching contributions and account earnings. Participant’s accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company. Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

New Accounting Pronouncements
On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements.

3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts. The fair market value of investments that represent 5% or more of the Plan’s total net assets as of December 31, 2005 and 2004 are as follows:

2005
MFS Value Fund	$1,735,772
American Euro Pacific Growth Fund	1,304,042
The Growth Fund of America	1,135,184
Connecticut Water Service, Inc. common stock	1,104,474
UBS Stable Value Fund	1,091,357
PIMCO Total Return Fund	1,055,144
Artisan Small Cap Fund	947,417
Vanguard 500 Index	739,404
American Balanced Fund	648,346
Franklin Balance Sheet Investment Fund	552,822

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

2004
Connecticut Water Service, Inc. common stock	$922,355
The Growth Fund of America	880,614
American Euro Pacific Growth Fund	1,007,331
Washington Mutual Investors Fund	1,629,045
American Balanced Fund	536,133
UBS Stable Value Fund	967,868
Vanguard 500 Index	694,032
PIMCO Total Return Fund	941,412
Artisan Small Cap	878,036
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value, net of depreciation, by $371,221 and $623,816, respectively, as follows:

	2005	2004
Mutual Funds	$374,559	$610,231
Common stock	(32,848)	(9,793)
Collective investment trust	29,510	23,378

	$371,221	$623,816

4.	Employer Contribution

Employer match contributions are deposited into participants’ accounts based on the participant elected allocations.

5.	Tax Status

The Plan obtained its latest determination letter on March 22, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).

6.	Plan Termination

The Company may, for any reason and at any time, terminate the Plan, in part or in whole. Upon termination of the Plan, the plan administrator will make final allocations to all accounts, and then will distribute account balances in lump sum cash amounts. The Company has no intention to terminate the Plan at this time.

Savings Plan of the Connecticut Water Company
Scheule H — Item 4(i) — Schedule of Assets Held for Investment Purposes
December 31, 2005

	Description of Investment
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Current*
Lessor, or Similar Party	Par, or Maturity Value	Value
Mutual Funds
American EuroPacific Growth Fund	31,729	$1,304,042
American Balanced Fund	36,383	648,346
Artisan Small Cap Fund	54,575	947,417
Franklin Balance Sheet investment Fund	8,955	552,822
The Growth Fund of America	36,785	1,135,184
Vanguard 500 Index Fund	6,434	739,404
Vanguard Value Index Fund	3,357	74,826
Vanguard Small Cap Index Fund	2,075	59,166
MFS Value Fund	74,979	1,735,772
PIMCO Total Return Fund	92,922	1,055,144

Total mutual funds		8,252,123

Common Stock
* Connecticut Water Service, Inc.	66,229	1,034,130
Collective Investment Trust
UBS Stable Value Fund	65,480	1,091,357
Cash Management Assets
Federated Auto Cash Management Trust	397	397
Cash	70,344	70,344
* Participant Loans	Interest rates ranging from 5.00% to 9.50%, maturing between 2006 and 2010	263,545

Total investments		$10,711,896

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Date: June 28, 2006	By:	/s/ David C. Benoit

	Name:	David C. Benoit
	Title:	Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP